Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249719

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED JUNE 16, 2022

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated May 27, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our portfolio;

•	to disclose the transaction price for each class of our common stock as of July 1, 2022;

•	to disclose the calculation of our May 31, 2022 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

RESIDENTIAL: 75% of the portfolio is invested in residential across (i) market rented multi-family apartments, (ii) affordable apartments, and (iii) single family home rentals. Over the trailing 30, 60 and 90 days, our market rented multi-family apartment rent growth has consistently averaged in the 13.5% range indicating rent growth is not slowing.

INDUSTRIAL: 12% of the portfolio is invested in industrial. The portfolio is approximately 99.9% occupied, which has become possible because in the rare instance where a tenant vacates, the space is offered to existing tenancy, with the highest bidder winning the right to lease the space. Recent rent growth across the markets where we own has been approximately 21%.

DEBT: We have a dedicated capital markets team that fixes the interest rate on debt for every investment to match the expected hold.  This is accomplished through obtaining fixed-rate debt or through buying interest rate caps that set a maximum for the floating base rate, which is typically LIBOR or SOFR. As of May 31, 2022, we enjoyed long-term fixed-rate financing for approximately 28% of the portfolio at 3.0% with an average duration of 8 years remaining, which is below today’s market financing levels. The remainder of the debt is protected by interest rate caps making the average in place rate 2.5%. This is noteworthy given the ten-year US Treasury yield is currently in excess of 3.4%. Our financing provides a strong and defensive asset for the portfolio.

July 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2022 (and repurchases as of June 30, 2022) is as follows:

Transaction Price (per share)
Class S	$27.58
Class T	$27.59
Class D	$27.15
Class I	$27.41

The July 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2022. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP1-0622

May 31, 2022 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of May 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of May 31, 2022 ($ and shares/units in thousands):

Components of NAV	May 31, 2022
Investments in real estate	$24,026,827
Investments in real estate debt	996,292
Cash and cash equivalents	1,224,873
Restricted cash	553,503
Other assets	916,529
Debt obligations	(13,294,794)
Secured financings on investments in real estate debt	(126,030)
Subscriptions received in advance	(362,000)
Other liabilities	(299,075)
Performance participation accrual	(128,511)
Management fee payable	(14,128)
Accrued stockholder servicing fees (1)	(4,431)
Minority interest	(118,665)
Net asset value	$13,370,390
Number of outstanding shares/units	486,691

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2022, we have accrued under GAAP $405.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of May 31, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,766,607	$153,164	$802,900	$6,203,198	$444,521	$13,370,390
Number of outstanding shares/units	209,058	5,552	29,568	226,297	16,216	486,691
NAV Per Share/Unit as of May 31, 2022	$27.58	$27.59	$27.15	$27.41	$27.41

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2022 valuations, based on property types. Once we own more than one self-storage investment we will include the key assumptions for the property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	5.9%	4.7%
Single-Family Rental	5.5%	5.0%
Industrial	5.8%	4.7%
Office	7.2%	5.8%
Other	7.6%	6.3%

These assumptions are determined by the Advisor (except for investments valued by a third party appraisal firm), and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments.

For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+2.0%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.7%	+3.0%	+3.9%	+3.0%	+2.6%
(weighted average)	0.25% increase	(3.4)%	(2.7)%	(3.5)%	(2.8)%	(2.4)%

The following table provides a breakdown of the major components of our NAV as of April 30, 2022 ($ and shares/units in thousands):

Components of NAV	April 30, 2022
Investments in real estate	$21,438,425
Investments in real estate debt	1,004,882
Cash and cash equivalents	1,671,281
Restricted cash	585,084
Other assets	1,065,669
Debt obligations	(11,958,127)
Secured financings on investments in real estate debt	(125,550)
Subscriptions received in advance	(419,696)
Other liabilities	(273,170)
Performance participation accrual	(115,105)
Management fee payable	(13,457)
Accrued stockholder servicing fees (1)	(4,079)
Minority interest	(113,746)
Net asset value	$12,742,411
Number of outstanding shares/units	465,138

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of April 30, 2022, we have accrued under GAAP $390.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of April 30, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,520,160	$151,097	$776,728	$5,873,249	$421,177	$12,742,411
Number of outstanding shares/units	200,697	5,494	28,687	214,853	15,407	465,138
NAV Per Share/Unit as of April 30, 2022	$27.50	$27.50	$27.08	$27.34	$27.34

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $9.7 billion in shares in our primary offering and up to $0.3 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 302,775,726 shares of our common stock (consisting of 125,062,314 Class S shares, 2,217,655 Class T shares, 20,600,046 Class D shares and 154,895,711 Class I shares) in the primary offering for total proceeds of approximately $7.6 billion and (ii) 6,272,799 shares of our common stock (consisting of 2,993,104 Class S shares, 109,042 Class T shares, 516,507 Class D shares and 2,654,146 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $159.2 million. As of May 31, 2022 our aggregate NAV was approximately $13.4 billion. We intend to continue selling shares in the Offering on a monthly basis.